SunTrust Capital Markets, Inc.
3333 Peachtree Road, N.E., 10th Floor
Atlanta, Georgia 30326
September 20, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	North Pointe Holdings Corporation (the “Company”)
Registration Statement No. 333-122220
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, wish to advise you that the following preliminary prospectuses dated September 9, 2005 (contained in the above-referenced Registration Statement) have been distributed between September 9, 2005 and the date hereof:

Class	Quantity

Underwriters	160
Securities Dealers	1,005
Institutional Investors	2,322
International	259
Retail	642
Others	810

Total	5,198
     With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, Section 10.8 the Master Agreement Among Underwriters and Sections 3(a) and 3(h) of the Master Selected Dealer Agreement contain representations that all underwriters and selected dealers will comply with the requirements of such Rule. In addition, the Underwriting Agreement contains a covenant from the Company that it will furnish copies of the prospectus in such quantities as the underwriters may request for the purposes contemplated by the Securities Act. Finally, the undersigned are taking steps to see that all brokers or dealers participating in the distribution are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.
     SunTrust Capital Markets, Inc., through counsel, have been advised verbally by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.
     In accordance with Rule 461 under the Securities Act, we hereby join in the request of the Company for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 2:00 p.m. (Eastern time) on September 22, 2005, or as soon as possible thereafter.

Very truly yours, SUNTRUST CAPITAL MARKETS, INC. WILLIAM BLAIR & COMPANY, L.L.C. SANDLER O’NEILL & PARTNERS, L.P. As Representatives of the Several Underwriters
By:	SUNTRUST CAPITAL MARKETS, INC.

By:	/s/ John Williams
Managing Director

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